EXHIBIT 21.1
Bentley Pharmaceuticals, Inc.
LIST OF SUBSIDIARIES

State or Other Jurisdiction of
Name of Subsidiary	Incorporation or Organization

Laboratorios Belmac S.A.	Spain

Laboratorios Davur S.L.	Spain

Laboratorios Rimafar S.L.	Spain

Bentley A.P.I. S.L.	Spain

Bentley Pharmaceuticals Ireland Limited	Ireland

Pharma de Espana, Inc.	Delaware

Bentley Park, LLC	Delaware

Belmac Jamaica, Ltd.	Jamaica

CPEX Pharmaceuticals, Inc.	Delaware

CPEX Pharma, Inc.	Delaware